UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ProPetro Holding Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74347M108

(CUSIP Number)

Mark Kleinman

5205 North O’Connor, Suite 200

Irving, Texas 75039-3746

(972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Troy Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 74347M108	Page 2 of 8 Pages

1.	Names of Reporting Persons: Pioneer Natural Resources Company
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 16,600,000(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 16,600,000(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,600,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 16.6%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)	Consists of 16,600,000 shares of common stock, $0.001 par value per share (the “Common Stock”), of ProPetro Holding Corp. (the “Issuer”) issued in the Acquisition (as defined in Item 3 below).
(2)	Based on 100,167,354 shares of Common Stock outstanding, after giving effect to the Acquisition.

CUSIP No. 74347M108	Page 3 of 8 Pages

1.	Names of Reporting Persons: Pioneer Natural Resources USA, Inc.(1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,600,000(2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,600,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,600,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 16.6%(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA”), is a wholly owned subsidiary of Pioneer, and Pioneer controls Pioneer USA.
(2)	Consists of 16,600,000 shares of Common Stock of the Issuer issued in the Acquisition.
(3)	Based on 100,167,354 shares of Common Stock outstanding, after giving effect to the Acquisition.

CUSIP No. 74347M108	Page 4 of 8 Pages

1.	Names of Reporting Persons: Pioneer Natural Resources Pumping Services LLC(1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,600,000(2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,600,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,600,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 16.6%(3)
14.	Type of Reporting Person (See Instructions): OO

(1)

Pioneer Natural Resources Pumping Services LLC, a Delaware limited liability company (“Pioneer Pumping Services” and, together with Pioneer and Pioneer USA, the “Reporting Persons”) is a wholly owned subsidiary of Pioneer USA, and through its ownership of Pioneer USA, Pioneer controls Pioneer Pumping Services.

(2)	Consists of 16,600,000 shares of Common Stock of the Issuer issued in the Acquisition.
(3)	Based on 100,167,354 shares of Common Stock outstanding, after giving effect to the Acquisition.

CUSIP No. 74347M108	Page 5 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock. The address of the Issuer’s principal executive offices is 1706 S. Midkiff, Bldg. B, Midland, Texas 77056-4400.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Pioneer, Pioneer USA and Pioneer Pumping Services, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Pioneer

Pioneer, a Delaware corporation, is a large independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and gas within the United States, with operations primarily in the Permian Basin in West Texas. The principal address of Pioneer is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039-3746.

Pioneer USA

Pioneer USA, a Delaware corporation, is a wholly owned subsidiary of Pioneer. The principal address of Pioneer USA is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039-3746.

Pioneer Pumping Services

Pioneer Pumping Services, a Delaware limited liability company, is a wholly owned subsidiary of Pioneer USA. The principal address of Pioneer Pumping Services is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039-3746.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2018 (the “Closing Date”), pursuant to a purchase and sale agreement dated as of November 12, 2018, as amended (the “Purchase and Sale Agreement”), by and among the Issuer, Pioneer USA and Pioneer Pumping Services, the Issuer consummated the acquisition (the “Acquisition”) of certain real property from Pioneer USA and assets related to Pioneer Pumping Services’ pressure pumping, pump down and coiled tubing services in exchange for the issuance of 16,600,000 shares of Common Stock (the “Stock Consideration”), and an obligation to pay $110 million in cash, to Pioneer Pumping Services. See Exhibit 99.2 to this Schedule 13D for the Purchase and Sale Agreement.

Item 4. Purpose of Transaction.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The response to Item 3 above is incorporated herein by reference. Pioneer Pumping Services acquired 16,600,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 83,567,354 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2018 and after giving effect to the issuance of 16,600,000 shares of Common Stock in the Acquisition. On the Closing Date, the Reporting Persons beneficially owned the following number of shares of Common Stock, representing the following percentages of the shares of Common Stock outstanding:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Pioneer	16,600,000	16.6	%(1)
Pioneer USA	16,600,000	16.6	%(1)
Pioneer Pumping Services	16,600,000	16.6	%(1)

(1)	Based on 100,167,354 shares of Common Stock outstanding.

CUSIP No. 74347M108	Page 6 of 8 Pages

(b)	As of the close of business on the Closing Date, the number of shares of Common Stock as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Pioneer	16,600,000	0	16,600,000	0
Pioneer USA	0	16,600,000	0	16,600,000
Pioneer Pumping Services	0	16,600,000	0	16,600,000

(c)	The response to Item 3 above is incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Investor Rights Agreement

At the Closing of the Acquisition, the Issuer and Pioneer Pumping Services entered into an Investor Rights Agreement, pursuant to which Pioneer Pumping Services, among other things, is granted (i) the one-time right to designate an independent director to the board of directors of the Issuer and (ii) the right to designate a director to the board of directors of the Issuer for so long as Pioneer Pumping Services owns 5% or more of the Issuer’s outstanding Common Stock.

In addition, pursuant to the Investor Rights Agreement, Pioneer Pumping Services has agreed not to, directly or indirectly, sell or otherwise dispose of the Stock Consideration for a period ending 180 days following the closing of the Acquisition.

Registration Rights Agreement

At the Closing of the Acquisition, the Issuer and Pioneer Pumping Services entered into a Registration Rights Agreement, pursuant to which the Issuer is required to cause a shelf registration statement to be filed as promptly as reasonably practicable upon receipt of a written request from Pioneer Pumping Services or its transferee of the Stock Consideration. Pioneer Pumping Services also has the right to demand, up to three times, that the Issuer undertake an underwritten offering of shares comprising the Stock Consideration so long as the minimum market price of the shares to be included in the offering is $30 million. In addition, Pioneer Pumping Services has certain “piggyback” rights when the Issuer undertakes an underwritten offering of shares comprising the Stock Consideration, subject to customary cutbacks.

CUSIP No. 74347M108	Page 7 of 8 Pages

Item 7. Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, dated as of January 7, 2019, among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc. and Pioneer Natural Resources Pumping Services, LLC

99.2	Purchase and Sale Agreement, dated as of November 12, 2018, as amended, by and among Pioneer Natural Resources Pumping Services LLC, Pioneer Natural Resources USA, Inc. and ProPetro Holding Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, File No. 001-38035, filed with the Commission on January 2, 2019).

99.3	Investor Rights Agreement, dated as of December 31, 2018, by and between ProPetro Holding Corp. and Pioneer Natural Resources Pumping Services LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, File No. 001-38035, filed with the Commission on January 2, 2019).

99.4	Registration Rights Agreement, dated as of December 31, 2018, by and among ProPetro Holding Corp., Pioneer Natural Resources Pumping Services LLC and each Holder who becomes a party to the Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, File No. 001-38035, filed with the Commission on January 2, 2019).

[The remainder of this page is intentionally left blank. The signature page follows.]

CUSIP No. 74347M108	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Mark H. Kleinman
Name:	Mark H. Kleinman
Title:	Senior Vice President and General Counsel

PIONEER NATURAL RESOURCES USA, INC.

By:	/s/ Mark H. Kleinman
Name:	Mark H. Kleinman
Title:	Senior Vice President and General Counsel

PIONEER NATURAL RESOURCES PUMPING SERVICES LLC

By:	/s/ Mark H. Kleinman
Name:	Mark H. Kleinman
Title:	Senior Vice President and General Counsel